UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Apollo Endosurgery, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

03767D108
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 03767D108		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,272,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,272,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,272,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 03767D108		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,272,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,272,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1.272,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

CUSIP No: 03767D108		Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,272,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,272,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,272,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 5 of 7 Pages

Item 1.                    Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1120 S. Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.  This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2017 (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

In connection with the July 2017 Offering (as defined in Item 4 below), the Reporting Persons, through Crested Crane, Curlew Fund, Kestrel Fund, Mallard Fund and Roadrunner Fund (previously defined as the “CPMG Funds”), purchased a total of 454,545 Shares for $2,499,997.50.  The source of funds for the foregoing purchases was working capital of the CPMG Funds.

Item 4.                   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On July 20, 2017, the Issuer commenced a public offering (the “July 2017 Offering”) of 5,689,090 Shares (plus an underwriters option to purchase up to 853,363 additional Shares).  In connection with the July 2017 Offering, certain existing stockholders and their affiliated entities, including the Issuer’s directors and officers, and stockholders affiliated with certain directors, agreed to purchase an aggregate of 2,459,087 Shares.  Of that amount, the Reporting Persons, through the CPMG Funds, agreed to purchase an aggregate of 1,272,349 Shares.  The Reporting Persons acquired such securities in the Issuer for investment purposes.  The July 2017 Offering closed on July 25, 2017, and the underwriters exercised their option to purchase additional Shares in full.

Also as part of the July 2017 Offering, each of CPMG, the CPMG Funds and Mr. McGaughy agreed, subject to limited exceptions, for a period of 90 days after July 20, 2017, not to, among other things, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer, directly or indirectly, any Shares, warrants to purchase Shares, or any securities convertible into, exercisable for or exchangeable for Shares, without the prior written consent of the underwriters (such agreement for CPMG and the CPMG Funds, the “CPMG Lock-Up Agreement”, and for Mr. McGaughy, the “Mr. McGaughy Lock-Up Agreement”).  This 90-day period may be extended under conditions set forth in the CPMG Lock-Up Agreement and the Mr. McGaughy Lock-Up Agreement.

The summary contained herein of the CPMG Lock-Up Agreement and the Mr. McGaughy Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such documents, which are included as Exhibits D and E, respectively, to this Schedule 13D and are incorporated herein by reference.

SCHEDULE 13D

Page 6 of 7 Pages

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) As the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,272,349 Shares (approximately 7.8% of the total number of Shares outstanding).  These Shares are held for the following accounts:

(A)	45,594 Shares held for the account of Crested Crane;
(B)	293,309 Shares held for the account of Curlew Fund;
(C)	63,671 Shares held for the account of Kestrel Fund;
(D)	400,675 Shares held for the account of Mallard Fund; and
(E)	469,100 Shares held for the account of Roadrunner Fund.

The foregoing beneficial ownership percentage is based on a total of 17,240,663 Shares outstanding after the closing of the July 2017 Offering, based on information from the Issuer.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 1,272,349 Shares reported in this Schedule 13D.

(c) The response to Items 3 and 4 of this Schedule 13D is incorporated by reference herein.  Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

Item 7.                    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit D:	Form of the CPMG Lock-Up Agreement

Exhibit E:	Form of the Mr. McGaughy Lock-Up Agreement

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

July 27, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Exhibit D
LOCK-UP AGREEMENT

June 9, 2017

Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC
        As Representatives of the Several Underwriters

c/o Craig-Hallum Capital Group LLC
222 South Ninth Street, Suite 350
Minneapolis, Minnesota, 55402

and

c/o Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, California 92660

Re: Public Offering of Apollo Endosurgery, Inc.

Ladies and Gentlemen:

The undersigned, a holder of common stock, par value $0.001 (“Common Stock”), or rights to acquire Common Stock, of Apollo Endosurgery, Inc. (the “Company”), understands that you are the representatives (the “Representatives”) of the several underwriters (collectively, the “Underwriters”) named or to be named in the final form of Schedule A to the underwriting agreement (the “Underwriting Agreement”) to be entered into among the Underwriters and the Company, providing for the public offering (the “Public Offering”) of Common Stock (the “Securities”) pursuant to a registration statement filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth for them in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for the benefit of the Company, the Representatives and the other Underwriters that, without the prior written consent of the Representatives, the undersigned will not, during the period specified in the following paragraph (the “Lock-Up Period”), directly or indirectly, unless otherwise provided herein, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer (each a “Transfer”) any Relevant Security (as defined below) or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.  As used herein, the term “Relevant Security” means any share of Common Stock, warrant to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, Common Stock or any other equity security of the Company, in each case owned beneficially or otherwise by the

Exhibit D

undersigned on the date of the final prospectus used in connection with the Public Offering of the Securities (the “Effective Date”).
The Lock-Up Period will commence on the date of this Lock-up Agreement and continue and include the date that is ninety (90) days after the Effective Date.
In addition, the undersigned further agrees that, without the prior written consent of the Representatives, during the Lock-Up Period the undersigned will not: (i) file or participate in the filing with the SEC of any registration statement or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document, in each case with respect to any proposed offering or sale of a Relevant Security, or (ii) exercise any rights the undersigned may have to require registration with the SEC of any proposed offering or sale of a Relevant Security.
In addition, if: (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event (the “Extension Period”). However, for purposes of clarity, only one Extension Period may occur.

In furtherance of the undersigned’s obligations hereunder, the undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, Relevant Securities for which the undersigned is the record owner and the transfer of which would be a violation of this Lock-Up Agreement and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record owner, agrees that during the Lock-Up Period it will cause the record owner to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Securities to the extent such transfer would be a violation of this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Relevant Securities:
(i)	as a bona fide gift or gifts or for bona fide estate planning purposes,
(ii)	to any trust for the direct or indirect benefit of the undersigned or a member of members of the immediate family of the undersigned,
(iii)
if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 under the Securities Act of 1933) of the undersigned, (2) to limited partners, limited liability company members or stockholders of the undersigned, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of the undersigned or any other change of control of the undersigned, not undertaken for the purpose of avoiding the restrictions imposed by this Lock-Up Agreement,

(iv)	if the undersigned is a trust, to the beneficiary of such trust,
(v)	by testate or intestate succession,
(vi)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement,

Exhibit D

(vii)	in connection with any sale of any of the Company’s securities acquired in open market transactions after the Effective Date,
(viii)	pursuant to the Underwriting Agreement, and
(ix)	pursuant to a trading plan established prior to June 8, 2017 pursuant to Rule 10b5-1 of the Exchange Act.
provided, in the case of clauses (i)-(vi), that (A) such transfer shall not involve a disposition for value, (B) the transferee agrees in writing with the Underwriters and the Company to be bound by the terms of this Lock-Up Agreement, and (C) such transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made during the Lock-Up Period.
Nothing in this Lock-Up Agreement shall preclude the establishment of a new trading plan pursuant to Rule 10b5-1 of the Exchange Act; provided, that (A) no public report or filing under Section 16(a) of the Exchange Act shall be required during the Lock-Up Period, (B) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment of such plan during the Lock-Up Period, and (C) no sales are made during the Lock-Up Period pursuant to such plan.

Additionally, upon the prior written consent of the Representatives, such consent not to be unreasonably withheld, the undersigned may transfer the undersigned’s Relevant Securities to the Company: (i) upon a vesting event of the Company’s securities, or (ii) pursuant to arrangements under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares or upon the exercise or conversion of options or warrants to purchase the Company’s securities, in each case, on a “cashless” or “net exercise” basis to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided, that, any filing under Section 16(a) of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if the undersigned is not a natural person) and constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date of this Lock-Up Agreement.

If (i) the Underwriting Agreement does not become effective on or before August 15, 2017 (or such later date that is mutually acceptable to the Company and the Representatives), (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, (iii) the registration statement filed with the SEC with respect to the Public Offering is withdrawn, or (iv) the Company notifies the Representatives that it does not intend to proceed with the Public Offering, the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned, whether or not participating in the Public Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

[Signature Follows]

Exhibit D

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.  Delivery of a signed copy of this Lock-Up Agreement by facsimile or e-mail/.pdf transmission shall be effective as the delivery of the original hereof.

Very truly yours,

CPMG, Inc.
Name of Holder

Signature

Name and Title

Roadrunner Fund, LP
Name of Holder

By:
Signature

Name and Title

Kestrel Fund, LP
Name of Holder

By:
Signature

Name and Title

Exhibit D

Curlew Fund, LP
Name of Holder

By:
Signature

Name and Title

Mallard Fund, LP
Name of Holder

By:
Signature

Name and Title

Crested Crane, LP
Name of Holder

By:
Signature

Name and Title

Exhibit E

LOCK-UP AGREEMENT

June 9, 2017

Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC
        As Representatives of the Several Underwriters

c/o Craig-Hallum Capital Group LLC
222 South Ninth Street, Suite 350
Minneapolis, Minnesota, 55402

and

c/o Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, California 92660

Re: Public Offering of Apollo Endosurgery, Inc.

Ladies and Gentlemen:

The undersigned, a holder of common stock, par value $0.001 (“Common Stock”), or rights to acquire Common Stock, of Apollo Endosurgery, Inc. (the “Company”), understands that you are the representatives (the “Representatives”) of the several underwriters (collectively, the “Underwriters”) named or to be named in the final form of Schedule A to the underwriting agreement (the “Underwriting Agreement”) to be entered into among the Underwriters and the Company, providing for the public offering (the “Public Offering”) of Common Stock (the “Securities”) pursuant to a registration statement filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth for them in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for the benefit of the Company, the Representatives and the other Underwriters that, without the prior written consent of the Representatives, the undersigned will not, during the period specified in the following paragraph (the “Lock-Up Period”), directly or indirectly, unless otherwise provided herein, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer (each a “Transfer”) any Relevant Security (as defined below) or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.  As used herein, the term “Relevant Security” means any share of Common Stock, warrant to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, Common Stock or any other equity security of the Company, in each case owned beneficially or otherwise by the
1

Exhibit E
undersigned on the date of the final prospectus used in connection with the Public Offering of the Securities (the “Effective Date”).
The Lock-Up Period will commence on the date of this Lock-up Agreement and continue and include the date that is ninety (90) days after the Effective Date.
In addition, the undersigned further agrees that, without the prior written consent of the Representatives, during the Lock-Up Period the undersigned will not: (i) file or participate in the filing with the SEC of any registration statement or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document, in each case with respect to any proposed offering or sale of a Relevant Security, or (ii) exercise any rights the undersigned may have to require registration with the SEC of any proposed offering or sale of a Relevant Security.
In addition, if: (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event (the “Extension Period”). However, for purposes of clarity, only one Extension Period may occur.

In furtherance of the undersigned’s obligations hereunder, the undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, Relevant Securities for which the undersigned is the record owner and the transfer of which would be a violation of this Lock-Up Agreement and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record owner, agrees that during the Lock-Up Period it will cause the record owner to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Securities to the extent such transfer would be a violation of this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Relevant Securities:
(i)	as a bona fide gift or gifts or for bona fide estate planning purposes,
(ii)	to any trust for the direct or indirect benefit of the undersigned or a member of members of the immediate family of the undersigned,
(iii)
if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 under the Securities Act of 1933) of the undersigned, (2) to limited partners, limited liability company members or stockholders of the undersigned, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of the undersigned or any other change of control of the undersigned, not undertaken for the purpose of avoiding the restrictions imposed by this Lock-Up Agreement,

(iv)	if the undersigned is a trust, to the beneficiary of such trust,
(v)	by testate or intestate succession,
(vi)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement,
(vii)	in connection with any sale of any of the Company’s securities acquired in open market transactions after the Effective Date,

2

Exhibit E
(viii)	pursuant to the Underwriting Agreement, and
(ix)	pursuant to a trading plan established prior to June 8, 2017 pursuant to Rule 10b5-1 of the Exchange Act.
provided, in the case of clauses (i)-(vi), that (A) such transfer shall not involve a disposition for value, (B) the transferee agrees in writing with the Underwriters and the Company to be bound by the terms of this Lock-Up Agreement, and (C) such transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made during the Lock-Up Period.
Nothing in this Lock-Up Agreement shall preclude the establishment of a new trading plan pursuant to Rule 10b5-1 of the Exchange Act; provided, that (A) no public report or filing under Section 16(a) of the Exchange Act shall be required during the Lock-Up Period, (B) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment of such plan during the Lock-Up Period, and (C) no sales are made during the Lock-Up Period pursuant to such plan.

Additionally, upon the prior written consent of the Representatives, such consent not to be unreasonably withheld, the undersigned may transfer the undersigned’s Relevant Securities to the Company: (i) upon a vesting event of the Company’s securities, or (ii) pursuant to arrangements under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares or upon the exercise or conversion of options or warrants to purchase the Company’s securities, in each case, on a “cashless” or “net exercise” basis to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided, that, any filing under Section 16(a) of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if the undersigned is not a natural person) and constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date of this Lock-Up Agreement.

If (i) the Underwriting Agreement does not become effective on or before August 15, 2017 (or such later date that is mutually acceptable to the Company and the Representatives), (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, (iii) the registration statement filed with the SEC with respect to the Public Offering is withdrawn, or (iv) the Company notifies the Representatives that it does not intend to proceed with the Public Offering, the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned, whether or not participating in the Public Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

[Signature Follows]
3

Exhibit E
This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.  Delivery of a signed copy of this Lock-Up Agreement by facsimile or e-mail/.pdf transmission shall be effective as the delivery of the original hereof.
Very truly yours,

Signature:	/s/ R. Kent McGaughy, Jr.

Name (printed): R. Kent McGaughy, Jr.

Title (if applicable): Director

Entity (if applicable): Apollo Endosurgery, Inc.

4